

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
James F. Park
Chief Executive Officer
GeoPark Holdings Ltd
Nuestra Senora de los Angeles 179
Las Condes, Santiago, Chile

> **Re:** **GeoPark Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted July 25, 2013**
> **CIK No. 00014 64591**

Dear Mr. Park:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide all disclosure other than the information that Rule 430A permits you to omit in your next amended registration statement. You may use brackets to identify information that is subject to change prior to effectiveness. Also, please provide updated information with each amendment.

2. We note that you do not yet provide a range for the potential offering price per unit. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

3. As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA.

Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   We note your disclosure that you intend to apply to list your common stock on the New York Stock Exchange. With a view toward disclosure, please advise us regarding the anticipated timing of such listing, and the status of your efforts to seek such listing.

Prospectus Cover Page

6.   Please remove the references to "Global Coordinator and Joint Bookrunner" and "Joint Bookrunners," since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

Market share and other information, page vii

7.   Please provide us with objective, third party support for the market opportunity data and industry statistics that you have included throughout your prospectus. Clearly mark the relevant sections that support the data and statistics, and note the applicable page number in the registration where the disclosure is located. Please also tell us:

- how you confirmed that the information reflects the most recent available information;
- whether all of the information is publicly available;
- whether you paid for the compilation of any of the data;
- whether any market information was prepared for your use in the registration statement or by an affiliated party; and
- whether the authors of the industry information consented to your use of such data in the registration statement.

Prospectus Summary, page 1

Our operations, page 4

8.   Please explain why you believe you are well-positioned to "de-risk [y]our prospects and unlock the potential of [y]our blocks" and clarify what potential is locked in [y]our blocks."

9.   Please revise your map to reflect your working interest percent in each of the blocks reflected or provide an appropriate cross-reference.

Recent developments, page 13

10.   Please disclose the status of your seven new concessions in Brazil and describe any material remaining pending approvals or qualification requirements.

11.   We note your disclosure that you expect to complete the acquisition of Rio das Contas by the end of 2013. Please disclose, or cross-reference, any potential risks related to the completion of the acquisition.

12.   Please describe and quantify the "possible future contingent payments" that may be made over the next five years in connection with the Rio das Contas acquisition.

Summary Historical Financial Data, page 21

Other Financial Data, page 24

13.   We note that you have presented adjusted EBITDA for Chile and Columbia on page 25 of your submission. Please revise to also provide a reconciliation of adjusted EBITDA for Argentina.

Risk factors, page 32

A substantial or extended decline in oil, natural gas and methanol…, page 47

14.   Please revise this risk factor to address the recent decline in natural gas prices. In that regard, we note your disclosure at page 156 that approximately 98% of Rio das Contas' proved reserves are natural gas.

LGI, our strategic partner in Chile and Colombia…, page 47

15.   Please expand your disclosure as to your voting agreement with LGI and LGI's ability to limit any declaration of dividend with respect to GeoPark Chile, GeoPark Tdf and GeoPark Colombia.

We are a holding company dependent upon dividends…, page 63

16.   Please disclose the limits on dividends imposed by your joint venture agreements.

Use of proceeds, page 72

17.   We note that you have not allocated any specific portion of the net proceeds from this offering for any particular purpose. Specify the amount of funds that, and provide a more detailed breakdown of how, you will allocate to financing "organic expansion." Please disclose the principal reasons for the offering. Refer to Item 4 (a) of Form F-1 and Item 3.C.1 of Form 20-F.

18.   Please clarify the meaning of "organic expansion." In addition, please disclose, if true, whether you have any definitive plans to invest in other South American countries, including Peru.

Dividend Policy, page 73

        We note you mention here you are subject to Bermuda legal constraints that "may affect our ability to pay dividends on our common shares and make other payments." On page 18, in the section discussing the dividend policy for the common shares, you note you are subject to Bermuda legal constraints that may affect your ability to pay dividends and go on to say that under the Bermuda Companies Act 1981, as amended, you may not declare or pay a dividend if there are reasonable grounds for believing that you are, or would after the payment be, unable to pay your liabilities as they become due or that the realizable value of your assets would thereafter be less than your liabilities. You repeat this language in the first risk factor on page 63 but you do not repeat the detailed language here. Please discuss in this section whether there are in fact reasonable grounds to believe that, if you were to pay a dividend on your common shares outstanding after the offering, you could thereafter be unable to pay your liabilities as they become due or the realizable value of your assets could be less than your liabilities.

Capitalization, page 74

19.   Please revise your disclosure to provide a statement of your capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document in accordance with the provisions of Item 3.B. of Form 20-F.

Unaudited Condensed Combined Pro Forma Financial Data, page 84

20.   With regard to Rio das Contas Produtora de Petróleo Ltda., please revise to provide pro forma reserve information comparable to the disclosures required by FASB ASC Topic 932-235-50-3 through 932-235-50-11B and FASB ASC Topic 932-235-50-29 through 932-235-50-36. Refer to SAB Topic 2D.

Management's discussion and analysis of financial condition and results of operations, page 95

Liquidity and capital resources, page 116

21.   Please supplement your disclosure to discuss any known trends, uncertainties, demands, commitments or events resulting from or related to the Rio das Contas acquisition that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Item 5.D of Form 20-F.

22.   Please disclose your actual capital expenditures for the first quarter of 2013. See Item 5.b.3 of Form 20-F. While you cite different uses, it is not clear if these represent all of such expenditures and you do not specify a total.

23.   We note that you intend to finance the Rio das Contas acquisition in part with a credit facility. Please file such agreement as an exhibit and describe any material limitations contained therein.

Contractual Obligations, page 122

24.   We note in your "Contractual Obligations" tabular disclosure you present the information as of March 31, 2013, rather than as of the end of your latest fiscal year, December 31, 2012. Please revise your disclosure to also present this information as of December 31, 2012, as required by Item 5.F. of Form 20-F.

Off-Balance Sheet Arrangements, page 125

25.   We note you make your assertion pertaining to off-balance sheet arrangements as of March 31, 2013, rather than as of the end of your latest fiscal year, December 31, 2012. Please revise your disclosure to also present this information as of December 31, 2012.

Business, page 156

Oil and natural gas reserves and production, page 172

Internal controls over reserves estimation process, page 173

26.   We note that the information required by Item 1202(a)(8) is included in your prospectus. However, this information must be included in your third party engineering firm's report. We expect that you will need to discuss the following points with DeGolyer and MacNaughton, and obtain and submit a new report addressing the following items:

- Include the assumptions, data, methods and procedures used and a statement that such assumptions, data, methods and procedures are appropriate for the purpose served by the report, as required by Item 1202(a)(8)(iv).

- Include a discussion of primary economic assumptions considered when preparing the reserve estimates, as required by Item 1202(a)(8)(v).

- Discuss the possible effects of regulation on the ability of the registrant to recover the estimated reserves, as required by Item 1202(a)(8)(vi).

- Discuss the inherent uncertainties of reserve estimates, as required by Item 1202(a)(8)(vii).

- Include a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report, as required by Item 1202(a)(8)(viii).

Significant Agreements, page 181

27.   In this section, you discuss a number of agreements. However, as reflected in your Exhibit Index, it appears that you only intend to file the contracts with Empressa Nacional de Petroleo, the contract for the La Cuerva Block and the contract for the Llanos 34 Block. Tell us why you believe that those are the only contracts that need to be filed as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. For example, please file your strategic partnership agreements with LGI and IFC, the Methanex Gas Supply Agreement, the ENAP Oil Sales Agreement, your oil sales agreements with Hocol and Trenaco, credit facilities with BCI, and Rio das Contas Quota purchase agreement or advise why you believe you are not required to file these agreements. In this regard, we note that Methanex represented 12% of revenue, ENAP 48% and Hocol 31% of total revenue for 2012.

Our Customers, page 190

28.   Indicate the amounts or percentage of revenues attributable to the customers that you list in this section.

Principal shareholders, page 211

29.   Identify the persons who have investment power over the shares held by Pershing Keen, and Monenda A.F.I. See Rule 13d-3 under the Exchange Act of 1934. In that regard, tell us the significance of the designation "ND."

30.   Footnote 3 of your principal shareholders table indicates that Mr. Quamme controls the shares held by Cartica Management LLC. Please include Mr. Quamme and his ownership interest in your table, or advise.

Certain relationships and related party transactions, page 213

31.   Please expand your disclosure to explain LGI's role in managing GeoPark Chile and
        GeoPark Colombia. In that regard, we note your disclosure at page 47 that you must
        obtain LGI's consent before taking certain actions. In addition, revise this section to
        include a discussion of your financing agreements with LGI, including the stand-by
        letters of credit. Refer to Item 4(a) of form F-1 and Item 7.B.2. Please include a cross
        reference to your discussion of your agreements with LGI at page 189.

Financial Statements, page F-1

Interim Condensed Consolidated Financial Statements, page F-4

32.   Where appropriate, please label each column of unaudited financial information in your
        primary financial statements as being "unaudited" in your next submission. This should
        be similarly applied to any unaudited financial information presented in other financial
        statements included in your submission, if applicable.

Consolidated Statement of Income, page F-6

33.   Please revise your earnings per share presentation here, and elsewhere throughout your
        submission, to eliminate the fractional cent amounts, and present all earnings per share
        amounts rounded to the nearest whole cent.

Audited Annual Consolidated Financial Statements

Consolidated Statement of Income, page F-23

34.   It appears that expenses presented as part of your statement of income are classified
        according to their function. Please tell us how you have complied with the guidance per
        paragraph 104 of IAS 1 regarding the disclosure of information showing the nature of
        expenses.

Notes to the Audited Annual Consolidated Financial Statements

Note 38 – Supplemental Information on Oil and Gas Activities (Unaudited), page F-70

Table 2 – Capitalised Costs Related to Oil and Gas Producing Activities, page F-71

35.   We note in your introduction on page F-70, this supplemental disclosure is presented in
        accordance with U.S. GAAP, following FASB ASC Topic 932 "Extractive Activities—
        Oil and Gas." However, it appears that the information you provided in note (2) to Table
        2 should not be presented as "supplemental" information, but rather should be audited
        and disclosed in the audited notes to the financial statements. Additionally, it appears

you omitted the disclosures required by FASB ASC Topic 932-235-50-1B.b through
FASB ASC Topic 932-235-50-1B.c. Please revise your disclosure to fully comply with
FASB ASC Topic 932-235-50-1A through 1B.

Exhibit Index

36.   We note that several exhibits required by Item 601 of Regulation S-K will be filed by
       amendment, including the legality and tax opinions. The staff reserves the right to review
       and comment upon all exhibits. To expedite the processing of your filing and to ensure
       that you have adequate time to respond to any future staff comments, please file with the
       next amended registration statement all such exhibits.

Engineering Comments

Our Business, page 1

Overview, page 1

37.   Please provide us with the petroleum engineering report(s) you used as the basis for your
       disclosed Rio das Contas proved reserves – 8 million barrels of oil equivalent as of June
       30, 2013. You may furnish these materials on digital media such as flash drive or
       compact disk.
       The report should include:
    a) One-line recaps in spread sheet format for each property sorted by field within each
       proved and unproved reserve category including the dates of first booking and estimated
       first production for your proved undeveloped properties;
    b) Total company summary income forecast schedules for each proved reserve category
       with proved developed segregated into producing and non-producing properties;
    c) Individual income forecasts for all the wells/locations in the proved developed and
       proved undeveloped categories;
    d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well
       performance) for the largest well/location in the proved developed and proved
       undeveloped categories (2 entities in all) as well as the AFE/capital cost inventory for the
       PUD property. Please ensure that the decline parameters, EURs and cumulative
       production figures are presented on the rate/time plots.

       If you would like to have these supplemental materials returned to you, please comply
       with the provisions of Rule 418(b) of Regulation C, which provides for the return of
       supplemental information, as long as certain express conditions are met.

       If you wish to request confidential treatment of those materials while they are in our
       possession, please follow the procedures set forth in Rule 83 of the Freedom of
       Information Act.

       Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Summary historical reserves and operating data, page 30

Operating Data, page 31

38.   Please expand the disclosure of unit production costs to present also unit production
        tax/cash royalties. You may refer to Item 1204(b)(2) of Regulation S-K.

Risk Factors, page 32

We sell all of our natural gas in Chile to a single customer, who has temporarily idled its
principal facility, page 44

39.   You state that the Methanex gas sales contract expires April 30, 2017. Please explain
        Methanex's purchase obligations per the contract and whether you have attributed proved
        reserves for Methanex gas sales beyond the sales contract expiry. If true, tell us your
        basis for reasonable certainty that such sales will continue as you have projected. We
        may have further comment.

The development of our proved undeveloped reserves may take longer and may require higher
levels of capital expenditures than we currently anticipate. Therefore, our proved undeveloped
reserves ultimately may not be developed or produced, page 49

40.   You state that development delays "…may result in some projects becoming
        uneconomic, causing us to have to reclassify our proved reserves as probable reserves
        and our probable reserves as possible reserves." Rule 4-10(a)(26) of Regulation S-X
        requires reserves – proved, probable or possible – to be economically producible. See
        also Question 117.02 of our Compliance and Disclosure Interpretations ("C&DIs") at
        http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm which sets forth the
        staff's view regarding the disclosure of unproved reserves without associated proved
        reserves. In general, if a project is not economic, it has no reserves. Please amend your
        document to reflect the requirements of Rule 4-10(a)(26) of Regulation S-X and the
        guidance in Question 117.02.

Business, page 156

Proved Undeveloped Reserves, page 175

41.   The changes to your PUD reserves in 2012 do not include those due to discoveries and
        extensions, even though your total proved reserve disclosures on page F-74 present such

increases for 2012 – 2.67 MMBO and 2.256 BCFG in Chile. Please amend your document to address this difference.

42.   Please explain whether you have any PUD reserves scheduled for drilling more than five years after the initial booking. You may refer to Item 1203(d) of Regulation S-K.

Production, revenues and price history, page 176

43.   Please expand the tables here to present annual oil and gas production totals by country as well as production, prices and costs for the total company. As we requested for page 31 above, please disclose unit production costs without production tax/cash royalty.

Developed and undeveloped acreage, page 177

44.   The acreage figures here do not appear to agree with those on pages 159 and 164, e.g., Chile 17.8 thousand total gross acres here versus Chile 972 thousand total gross acres from page 159. Please amend your document to address this difference.

45.   Please tell us the material proved undeveloped reserves, if any, that you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If true, disclose the PUD reserve figures and address the approach you will employ to forestall the expiry of such acreage.

Selected Explanatory Notes, page F-10

Table 5—Net proved reserves of oil, condensate and natural gas, page F-74

46.   You present significant revisions to proved reserves in 2011 and 2012 for Chile with the explanation, "Revisions refer to changes in interpretation of discovered accumulations and some technical / logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases." With a view toward possible future disclosure, please explain the details of these revisions to us.

47.   Please explain to us the proved developed reserve figures you attributed to the 19.9 net productive wells drilled in 2012.

General

         If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or Ethan M. Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or me, at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Maurice Blanco
        Pedro Aylwin
        Juan Pablo Spoerer